Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192391

PROSPECTUS SUPPLEMENT NO. 1 DATED APRIL 28, 2014

TO

PROSPECTUS DATED MARCH 11, 2014

VAPOR CORP.

2,373,409 Shares of Common Stock

This Prospectus Supplement No. 1 supplements the prospectus dated March 11, 2014 (the “Prospectus”). The Prospectus and this prospectus supplement relates to the resale, from time to time, of up to 2,373,409 shares of our common stock, which includes 192,970 shares of our common stock issuable upon the exercise of a common stock purchase warrant. These shares are held by our stockholders referred to throughout the Prospectus as the “selling stockholders.”

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates, amends and supplements the information included in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

On April 28, 2014, we filed a Current Report on Form 8-K with the Securities and Exchange Commission. The text of such Form 8-K (including the exhibit filed therewith) is attached hereto.

You should consider carefully the risks that we have described in the section entitled “Risk Factors” beginning on page 8 of the Prospectus before deciding whether to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 28, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) April 25, 2014

VAPOR CORP.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction

of incorporation)

000-19001	84-1070932
(Commission File Number)	(IRS Employer Identification No.)

3001 Griffin Road, Dania Beach, Florida	33312
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (888) 766-5351

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b), (c) and (d)

Reconstitution of the Board

Effective April 25, 2014, the Board of Directors (the “Board”) of Vapor Corp. (the “Company”) reconstituted itself to consist of five (5) members, a majority of whom each qualify as an “independent director” as defined in NASDAQ Marketplace Rule 5605(a)(2) and the related NASDAQ interpretative guidance.

Specifically, the Board’s reconstitution consisted of the following:

•	the Board elected each of Robert J Barrett III, Angela Courtin, Frank E. Jaumot as a member of the Board to serve until his/her successor is duly elected or until his/her earlier resignation or removal from office. Mr. Barrett, Ms. Courtin and Mr. Jaumot each qualify as an “independent director” as defined by NASDAQ Marketplace Rule 5605(a)(2) and the related NASDAQ interpretative guidance;

•	Kevin Frija, and Doron Ziv, incumbent members of the Board, resigned;

•	The Board elected Jeffrey Holman, President and an incumbent member of the Board, as Chairman of the Board; and

•	the size of the Board was increased to and fixed at five (5) members from four (4) members.

After reconstituting the Board, the five (5) members of the Board are Jeffrey Holman, Robert J Barrett III, Angela Courtin, Frank E. Jaumot and Ryan Kavanaugh.

The Board reconstituted itself as described above in accordance with the Company’s obligation to do so not later than April 27, 2014 under the Purchase Agreement dated as of October 22, 2013 by and among the Company and the investors referred to therein, pursuant to which on October 29, 2013 the Company completed a private placement of 3,333,338 shares of its common stock at a per share price of $3.00 for gross proceeds of $10 million.

In addition, the Board granted to each of Mr. Barrett, Ms. Courtin and Mr. Jaumot effective April 25, 2014 a non-qualified stock option award under the Company’s Equity Incentive Plan to purchase up to 60,000 shares of the Company’s common stock at an exercise price per share equal to $6.48 (the closing share price of the Company’s common stock as reported on the OTC Bulletin Board at the close of trading on the grant date). Each of Mr. Barrett’s, Ms. Courtin’s and Mr. Jaumot’s stock option expires on the fifth anniversary of the grant date, vests in equal annual installments over a three-year period from the grant date subject to he/she serving as a member of the Board on each such vesting date and is to be evidenced by a non-qualified stock option agreement customarily utilized under the Equity Incentive Plan.

There are no arrangements or understandings between any of Mr. Barrett, Ms. Courtin and Mr. Jaumot and any other person pursuant to which he/she was selected as a director.

None of Mr. Barrett, Ms. Courtin and Mr. Jaumot have a direct or indirect material interest in any transaction with the Company involving an amount exceeding the lesser of $120,000 or one percent of the average of the Company’s total assets at year end for the last two completed fiscal years.

Mr. Ziv, a founder of the Company, will continue to serve as an employee of the Company and as a director of the Company’s subsidiary Smoke Anywhere USA, Inc. and is a greater than 5% stockholder of the Company.

Resignation of Chief Executive Officer and Appointment of New Chief Executive Officer

Effective April 25, 2014, Mr. Frija resigned as the Company’s Chief Executive Officer and the Board appointed the Company’s President and incumbent member of the Board, Jeffrey Holman, as the Company’s new Chief Executive Officer.

In connection with Mr. Frija’s resignation as Chief Executive Officer, the Board approved severance payments to Mr. Frija in an aggregate amount equal to one year of base salary at the rate of $159,000 per annum payable in installments in accordance with the Company’s normal payroll schedule conditioned upon his execution and delivery of a general release to the Company, which has become irrevocable in accordance with its terms and applicable law, and his compliance with the non-solicitation, confidentiality and non-competition covenants of his Employment Agreement dated February 27, 2012 with the Company until April 24, 2015 in certain respects and indefinitely other respects.

In addition to serving as a member of the Board, Chairman of the Board and Chief Executive Officer, Mr. Holman, a founder of the Company, will continue to serve as the Company’s President, and as a director of the Company’s subsidiary Smoke Anywhere USA, Inc. and is a greater than 5% stockholder of the Company. The following information is incorporated by reference from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as filed with the Securities and Exchange Commission on February 26, 2014:

•	Biographical and other background information regarding Mr. Holman under the caption “Executive Officers” in Item 10;

•	Information regarding Mr. Holman’s compensation and employment agreement under the caption “Arrangements with Named Executive Officer s” in Item 11;

•	Information regarding Mr. Holman’s ownership of securities of the Company under the caption “Security Ownership of Certain Beneficial Owners and Management” in Item 12; and

•	Related party transactions regarding Mr. Holman in Item 13.

The Company has issued a press release announcing the reconstitution of the Board and the changes to the office of Chief Executive Officer. A copy of the press release is filed herewith as Exhibit 99.1.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

99.1	Press Release of Vapor Corp. dated April 28, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VAPOR CORP.

(Registrant)

By:	/s/ Harlan Press
Harlan Press
Chief Financial Officer

Date: April 28, 2014

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Vapor Corp. dated April 28, 2014

Exhibit 99.1

Vapor Corp. Announces Reconstitution of its Board of Directors to form an Independent Board in compliance with its contractual obligation and in order to uplist to the Nasdaq Exchange; and the Appointment of its President, Jeffrey E. Holman, as its Chief Executive Officer

DANIA BEACH, Fla., April 28, 2014 — Vapor Corp. (OTCQB:VPCO; “Vapor”, the “Company” or “we”), a leading U.S. based electronic cigarette company whose brands include Krave®, VaporX®, Hookah Stix®, Alternacig®, Fifty-One®, EZ Smoker®, Green Puffer®, Americig®, Fumare™ and Smoke Star®, today announced that the Company’s Board of Directors has reconstituted itself to consist of five (5) members, a majority of whom each qualify as an “independent director” as defined in NASDAQ Marketplace Rule 5605(a)(2) and the related NASDAQ interpretative guidance. The formation of an Independent Board of Directors is a requirement to uplist to the Nasdaq Exchange. The Company also announced that its President, Jeffrey E. Holman, has been appointed as its Chief Executive Officer. These actions are effective April 25, 2014.

Mr. Holman stated, “The variety and wealth of experience that our new Board Members bring to Vapor Corp. is invaluable. From both financial and strategic standpoints we have a Board that can continue to help us to successfully navigate the rapidly changing waters of this industry. I am extremely excited to be working with this group of extraordinarily intelligent and knowledgeable people.”

Specifically, the Board’s reconstitution consisted of the following:

•	the Board elected each of Robert J. Barrett III, Angela Courtin and Frank E. Jaumot as a member of the Board to serve until his/her successor is duly elected or until his/her earlier resignation or removal from office. Mr. Barrett, Ms. Courtin and Mr. Jaumot each qualify as an “independent director” as defined by NASDAQ Marketplace Rule 5605(a)(2) and the related NASDAQ interpretative guidance;

•	Kevin Frija, and Doron Ziv, incumbent members of the Board, resigned;

•	The Board elected Jeffrey E. Holman, an incumbent member of the Board, as Chairman of the Board; and

•	the size of the Board was increased to and fixed at five (5) members from four (4) members.

After reconstituting the Board, the five (5) members of the Board are Jeffrey E. Holman, Robert J. Barrett III, Angela Courtin, Frank E. Jaumot and Ryan Kavanaugh.

Robert J. Barrett III, 69, has been in the finance industry for 43 years. Mr. Barrett has been Senior Investment Banker in numerous international transactions, including transactions for AT&T, Compagnie General D’Electricite, British Telecom, British Gas, British Airways, British

Water and British Electricity, and has acted as Senior Financial Advisor for numerous governments, including the Treasury of the United States of America, the State of Israel, the United Kingdom and France, among others. He is Co-Founder and Senior Advisor of Cross Keys Capital of Ft. Lauderdale, Florida and has been the Financial Advisor of the Seminole Tribe of Florida, Inc. He has been a Director of the Enterprise Development Corp. of South Florida and from 1992 to 1996 Mr. Barrett was Senior Financial Consultant for Merrill Lynch in Florida. Prior to that Mr. Barrett was a Member of the Board of Directors of Prudential Securities Inc. in New York, London, Madrid, and Paris. Previously, he was in the Corporate Finance Department of Morgan Stanley. He is a member of the Bar of the States of New York and Maine. He also has been Chairman and Founder of the Columbia Law School Association of Palm Beach, Past President and present Director of the Georgetown University Club of Palm Beach, and Founder and Past Director of the Bar Harbor, Maine Historic Preservation Trust. In addition, Mr. Barrett is a Trustee of the Barrett Scholarship Fund at the University of Maine, past Director of the Senator George Mitchell Educational Institute, a past Director of Alnabak Enterprises Inc., the investment company of the Penobscot Indian Nation, a past member of the Business Review Board of the Technology Institute of the State of Maine, and the Maine Center for Innovation in Biotechnology, has been a Trustee of Husson University, Bangor, Maine and is a past Member of the Honor’s Program Development Committee of the University of Maine. Mr. Barrett graduated from Georgetown College, Phi Beta Kappa, Cum Laude, and Phi Alpha Theta (History Honors) in 1966, Columbia Law School, Chief Justice Kent Court in 1969, and Harvard Business School, with Honors in Finance and Accounting in 1971. Mr. Barrett brings to our Board of Directors his extensive leadership and management experience, many years of service on the boards of other public and private companies and extensive experience with respect to corporate capital structures and capital markets, strategic planning, corporate finance and mergers and acquisitions.

Angela Courtin, 41, has been the President, Dentsu Aegis Network, US since 2011. Dentsu Aegis Network US businesses include Carat, mcgarrybowen, Isobar, Vizeum, 360i, Posterscope, D2D, PSLive, The Story Lab, Team Epic, Copernicus and iProspect. She brings a unique understanding of how content, digital assets and media can be leveraged in innovative ways to deliver results and value to brands, as well as marketing expertise to drive Dentsu Aegis clients’ businesses forward. Previously, Ms. Courtin acted as Chief Content Officer for Aegis Media and President of The Story Lab, Aegis’ content agency which she founded in 2012 to help clients reach and deepen connections with consumers by creating and leveraging content. Prior to that, Ms. Courtin was co-head of Integrated Marketing at MTV; led Marketing, Entertainment and Content at MySpace; and was an Associate Producer on the hit HBO series “Big Love.” She was featured as one of Ad Age’s “Women to Watch” in 2013 and The Business Insider’s “30 Most Powerful Women in Advertising” in 2012. Ms. Courtin is a recipient of the Spears School of Business Outstanding Young Alumni Award and was named one of Oklahoma State University’s top 50 MBA alumni of the past 50 years. She currently serves on the 4A’s Content Committee, the Women’s Entertainment & Technology Board of Digital Hollywood, the NewFronts Advisory Board, and is frequently recognized as a leading figure in the LGBT community. Ms. Courtin brings to our Board of Directors her extensive executive leadership and management experience, significant experience with respect to marketing, brand development, brand awareness, operations, people, strategic planning, and significant experience in integration of companies after mergers and acquisitions.

Frank E. Jaumot, 57, has been the Director of Accounting and Auditing for the certified public accounting firm of Ahearn, Jasco & Company, P.A. since 1991. From 1979 to 1991, Mr. Jaumot was associated with Deloitte & Touche LLP. Mr. Jaumot is a Certified Public Accountant in Florida and Ohio and is a member of the American Institute of Certified Public Accountants and the Florida Institute of Certified Public Accountants. Since 2004, he has been a member of the Board of Directors of MasTec, Inc., a NYSE listed company, where he serves as Chairman of the Audit Committee and is a member of the Compensation Committee. He is also a member of the Board of Directors of Bimini Capital Management, Inc., a real estate investment trust, which he joined in 2009. From 2009 to 2010, Mr. Jaumot served on the Board of Protective Products of America, Inc. and served as its Audit Committee Chairman. He is also a board member of Junior Achievement of South Florida, Inc. (a not-for-profit charity) and previously served as its Treasurer. Mr. Jaumot brings to our Board of Directors his extensive experience in accounting, financial and internal controls, auditing and SEC reporting, many years of service as an audit committee chairman and board member of other public companies, and is considered an “audit committee financial expert” under applicable Securities and Exchange Commission rules.

The Board reconstituted itself as described above in accordance with the Company’s obligation to do so not later than April 27, 2014 under the Purchase Agreement dated as of October 22, 2013 by and among the Company and the investors referred to therein, pursuant to which on October 29, 2013 the Company completed a private placement of 3,333,338 shares of its common stock at a per share price of $3.00 for gross proceeds of $10 million.

Mr. Holman, a founder of the Company, succeeds Kevin Frija as the Company’s Chief Executive Officer. Mr. Holman will also continue to serve as the Company’s President and as a director of the Company’s subsidiary Smoke Anywhere USA, Inc.

Mr. Frija resigned from all his positions with the Company to devote full-time to his other business ventures. Mr. Frija stated, “I consider myself to be an entrepreneur. With his experience in the industry and skill set, I am extremely confident that Mr. Holman will lead Vapor Corp. to continued success. I remain a significant shareholder and friend to the company.”

Mr. Holman stated, “I would also like to thank Mr. Frija for his many years of service to Vapor Corp, and for all that he helped it to accomplish.”

Mr. Ziv, Co-Founder of the Company will continue to serve as an employee of the Company and as a director of the Company’s subsidiary Smoke Anywhere USA, Inc.

For additional information regarding these matters, reference is made to the Company’s Current Report on Form 8-K dated April 25, 2014, as filed with the Securities and Exchange Commission on April 28, 2014.

About Vapor Corp.

Vapor Corp., a publicly traded company, is a leading U.S. based electronic cigarette company, whose brands include Krave®, VaporX®, Hookah Stix®, Alternacig®, Fifty-One®, EZ Smoker®, Green Puffer®, Americig®, Fumare™ and Smoke Star®. We also design and develop private label brands for some of our distribution customers. “Electronic cigarettes” or “e-cigarettes,” are battery-powered products that enable users to inhale nicotine vapor without smoke, tar, ash or carbon monoxide. Vapor’s electronic cigarettes and accessories are available online, through direct response to our television advertisements and through retail locations throughout the United States. For more information on Vapor Corp. and its e-cigarette brands, please visit us at www.vapor-corp.com.

Safe Harbor Statement

This press release contains certain forward-looking statements that are made pursuant to the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. Words such as “expects,” “anticipates,” “plans,” “believes,” “scheduled,” “estimates” and variations of these words and similar expressions are intended to identify forward-looking statements. These forward-looking statements concern Vapor’s operations, economic performance and financial condition and are based largely on Vapor’s beliefs and expectations. These statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Vapor to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Certain of these factors and risks, as well as other risks and uncertainties are stated in Vapor’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in Vapor’s subsequent filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date of this press release, and Vapor assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

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